Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-266340
Prospectus Supplement No. 6
(To Prospectus dated August 4, 2022)

Virgin Orbit Holdings, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated August 4, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-266340). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the Securities and Exchange Commission (“SEC”) on March 3, 2023. Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Virgin Orbit Holdings, Inc.’s common stock and warrants are listed on The Nasdaq Stock Market LLC under the symbols “VORB” and “VORBW.” On March 2, 2023, the closing price of our common stock was $1.32 and the closing price of our warrants was $0.15.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 5 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 3, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): February 28, 2023
Virgin Orbit Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40267	98-1576914
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4022 E. Conant St. Long Beach, California	90808
(Address of principal executive offices)	(Zip Code)
(562) 388-4400
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	VORB	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VORBW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Senior Secured Convertible Note
On February 28, 2023, Virgin Orbit Holdings, Inc. (the “Company”) sold and issued to Virgin Investments Limited (“VIL”) a senior secured convertible note (the “Convertible Note”) in the principal amount of $5.0 million, which is convertible into shares of the Company’s common stock or other Qualified Securities (as defined below), subject to certain conditions and limitations set forth in the Convertible Note. The Company sold and issued the Convertible Note pursuant to a subscription agreement, dated as of February 28, 2023 (the “Subscription Agreement”), between the Company, VIL and the Company’s domestic subsidiaries named therein that are jointly and severally guaranteeing the Company’s obligations under the Convertible Note (the “Guarantors”). The Company will use the net proceeds from the Convertible Note for working capital.
The Convertible Note contains customary events of default, bears interest at an annual rate of 12.0% (or 16.0% upon the occurrence and during the continuance of an event of default under the Convertible Note), payable in cash semi-annually, and has a maturity date of November 4, 2024, unless earlier repurchased, converted or redeemed in accordance with its terms prior to such date. Subject to any limitations under the rules of the Nasdaq Stock Market, the Convertible Note will automatically convert into Qualified Securities (as defined below) at a conversion price equal to the purchase price paid by investors in the relevant Qualified Financing (as defined below) if, prior to the earliest to occur of November 4, 2024, any Fundamental Change Effective Date and the effective date of any Merger Event (each as defined in the Convertible Note), the Company consummates a bona fide third-party financing of its common stock or securities convertible into or exchangeable for the Company’s common stock for gross cash proceeds of at least $50.0 million (excluding any securities purchased by VIL or its affiliates) in one or more related and substantially similar and simultaneous transactions at the same price (a “Qualified Financing” and the securities sold in such Qualified Financing, the “Qualified Securities”). VIL will have the option to convert all or a portion of the Convertible Note in accordance with such terms in a financing by the Company that would have been a Qualified Financing but for the gross cash proceeds in such financing being less than $50.0 million, with such conversion effected as described above as if such financing were a Qualified Financing. Additionally, on or after October 15, 2024, VIL has the right to convert all or any portion of the Convertible Note into shares of common stock at an initial conversion rate of 345.5425 shares of common stock per $1,000 principal amount of the Convertible Note (subject to adjustments as provided in the Convertible Note, the “Fixed Conversion Rate”).
In the event of a Fundamental Change, a Merger Event (each as defined in the Convertible Note) or a redemption of the Convertible Note by the Company, or if any automatic conversion in connection with a Qualified Financing would be subject to limitations set forth in the relevant rules of the Nasdaq Stock Market, VIL has the right to convert the Convertible Note at the Fixed Conversion Rate. Prior to the Maturity Date, the Company may redeem all or part of the Convertible Note for cash at a redemption price equal to 100% of the principal amount of the Convertible Note to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (the “Redemption Price”) upon prior written notice provided in accordance with the Convertible Note. VIL may also require the Company to redeem for cash all or any portion of the Convertible Note at the Redemption Price upon prior written notice provided in accordance with the Convertible Note.
The Convertible Note contains a covenant that restricts the Company’s and the Guarantors’ ability to incur liens on the Company’s and the Guarantors’ assets and properties without VIL’s consent. If the Company undergoes a Fundamental Change (as defined in the Convertible Note), then, subject to certain conditions, VIL may require the Company to repurchase for cash all or any portion of the Convertible Note at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Note to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. Initially, a maximum of 1,727,712 shares of the common stock may be issued upon conversion of the Convertible Note at the Fixed Conversion Rate, subject to adjustment provisions included in the Convertible Note and subject to conversion in connection with a deemed Qualified Financing.
In connection with the Convertible Note, the Company and the Guarantors granted a first-priority security interest on substantially all of their respective assets, including all aircrafts, aircraft engines (including spare aircraft parts) and related assets, other than certain customary excluded assets and permitted liens described in the Convertible Note. Upon the occurrence and continuation of an event of default under the Convertible Note, VIL is entitled to, among other things, foreclose on the assets that are the subject of the security interest. The Subscription Agreement and the Convertible Note are each considered a “Note Document” under the Security Agreement dated as of January 30, 2023 among the Company, the other grantors party thereto and VIL, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 1, 2023.
The Subscription Agreement contains customary registration rights, representations, warranties, covenants and indemnification obligations by the parties. The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes of the Subscription Agreement and as of specific dates, were made solely for the benefit of the parties to such agreement and are subject to certain important limitations.
The foregoing descriptions of the Convertible Note and the Subscription Agreement are qualified in their entirety by reference to the full text of the Convertible Note and the Subscription Agreement, which are attached to this Current Report on Form 8-K (this “Current Report”) as Exhibits 4.1 and 10.1, respectively, which are incorporated herein by reference.

Amendment to Existing Notes
In connection with the Convertible Note, the Company and VIL also entered into a Note Amendment (the “Note Amendment”), pursuant to which certain terms of (i) the convertible note sold and issued to VIL on November 4, 2022 in the principal amount of $25.0 million (the “November 2022 Note”), (ii) the convertible note sold and issued to VIL on December 19, 2022 in the principal amount of $20.0 million (the “December 2022 Note”), and (iii) the convertible note sold and issued to VIL on January 30, 2022 in the principal amount of $10.0 million (together with the November 2022 Note and the December 2022 Note, the “Existing Notes”) were amended for purposes of aligning such terms with those of the Convertible Note, and providing that VIL may also require the Company to redeem for cash all or any portion of such Existing Note at the applicable redemption price upon prior written notice provided in accordance with such Existing Note.
The foregoing description of the Note Amendment is qualified in its entirety by reference to the full text of the Note Amendment, which is attached to this Current Report as Exhibits 10.3, which is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth above in Item 1.01 of this Current Report is incorporated into this Item 2.03 by reference in its entirety.

Item 3.02. Unregistered Sales of Equity Securities.
The information set forth above in Item 1.01 of this Current Report is incorporated into this Item 3.02 by reference in its entirety.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1+	Senior Secured Convertible Note, dated February 28, 2023, between Virgin Orbit Holdings, Inc. and Virgin Investments Limited
10.1+	Subscription Agreement, dated February 28, 2023, between Virgin Orbit Holdings, Inc. and Virgin Investments Limited
10.2	Note Amendment, dated February 28, 2023, between Virgin Orbit Holdings, Inc. and Virgin Investments Limited
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
+	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Virgin Orbit Holdings, Inc.

Date:	February 28, 2023	By:	/s/ Dan Hart
		Name:	Dan Hart
		Title:	Chief Executive Officer